Exhibit 1.1

Press Release dated May 6, 2003 issued by Registrant in connection with financing agreement and initial investment.


             GLOBUS ANNOUNCES $4 MILLION PRIVATE PLACEMENT FINANCING



NEW YORK -(Business Wire)- May 6, 2003. Globus International Resources Corp. (OTCBB:GBIR) announces a Private Financing Agreement with an investment company in Western Europe. The package will result in a total of $4 Million invested in the Company and involves the issuance of two million (2,000,000) shares of the Company's Common Stock and the granting of a minority interest in a 100,000 square foot cold storage facility to be built in Moscow, Russia. Globus Cold Storage Corp, a majority owned subsidiary of the Company, plans to begin construction of the cold storage facility this summer.

The Company has received an initial investment of $700,000 and expects the total $4 Million financing to be completed by mid-May 2003 According to the Agreement, the two million shares of Common Stock are "restricted securities" and do not carry registration rights.

Yury Greene, CEO, says: "We are very pleased to have a strong financial partner who has committed to invest $4 Million in equity in our Company. We expect that this financing will allow us to increase substantially our revenues and earnings by enabling the Company to function as a principal in its international trading operations. For example, $4 Million in capital can be turned over each month to generate $4 Million in revenues with a projected 10 to 15% pre-tax profit margin. In addition, the funding allows us to begin construction on the cold storage facility in Moscow this summer. We have already identified the site, selected a construction company, and initiated an application for a loan from Overseas Private Investment Corporation."

Globus International Resources Corp., based in New York City with representative offices in Russia and the Ukraine, is a full service, Internet-based international trading company. It exports primarily food, food products, auto parts, and construction materials from the U.S. and Western Europe to distributors in Russia and the Ukraine.

This release contains forward-looking statements based largely on the Company's expectations and is subject to a number of risks and uncertainties, certain of which are beyond the Company's control. The Company undertakes no obligation to release publicly the results of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated events.

For further information, please contact Herman Roth, Vice Chairman, by phone at:212/558-6100 or fax at: 212/558-6060.